UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 26, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 26, 2023, announcing STMicroelectronics’ 2022 Fourth Quarter Financial Results.

PR No: C3154C

STMicroelectronics Reports Q4 and FY 2022 Financial Results

•	Q4 net revenues $4.42 billion; gross margin 47.5%; operating margin 29.1%; net income $1.25 billion
•	FY net revenues $16.13 billion; gross margin 47.3%; operating margin 27.5%; net income $3.96 billion
•	Business outlook at mid-point: Q1 net revenues of $4.20 billion and gross margin of 48.0%

Geneva, January 26, 2023 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2022. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $4.42 billion, gross margin of 47.5%, operating margin of 29.1%, and net income of $1.25 billion or $1.32 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“In Q4, ST delivered revenues and gross margin above the mid-point of the guidance.
•	“FY22 revenues increased 26.4% to $16.13 billion, driven by strong demand in automotive and industrial, and our engaged customer programs. Operating margin increased to 27.5% from 19.0% in FY21 and net income almost doubled to $3.96 billion. We invested $3.52 billion in CAPEX while delivering free cash flow of $1.59 billion.
•	“Our first quarter business outlook, at the mid-point, is for net revenues of $4.20 billion, increasing year-over-year by 18.5% and decreasing sequentially by 5.1%; gross margin is expected to be about 48.0%.
•	“For 2023, we plan to invest about $4.0 billion in CAPEX, mainly to increase our 300mm wafer fabs and silicon carbide manufacturing capacity including our substrate initiative.
•	“Based on our strong customer demand and increased manufacturing capacity, we will drive the Company based on a plan for FY23 revenues in the range of $16.8 billion to $17.8 billion.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q4 2022	Q3 2022	Q4 2021	Q/Q	Y/Y
Net Revenues	$4,424	$4,321	$3,556	2.4%	24.4%
Gross Profit	$2,102	$2,059	$1,609	2.1%	30.7%
Gross Margin	47.5%	47.6%	45.2%	-10 bps	230 bps
Operating Income	$1,287	$1,272	$885	1.2%	45.4%
Operating Margin	29.1%	29.4%	24.9%	-30 bps	420 bps
Net Income (a)	$1,248	$1,099	$750	13.5%	66.4%
Diluted Earnings Per Share (b)	$1.32	$1.16	$0.82	13.8%	61.0%

(a)	Following a change in U.S. GAAP reporting guidance effective January 1, 2022, Q4 and Q3 2022 net income does not include phantom interests associated with convertible bonds. Prior year period has not been restated.
(b)	Q4 and Q3 2022 diluted earnings per share includes the full dilutive effect of our outstanding convertible debt, upon adoption on January 1, 2022 of the new U.S. GAAP reporting guidance. Prior year period has not been restated.

1

Annual Financial Summary (U.S. GAAP)

(US$ m, except earnings per share data)	FY2022	FY2021	Y/Y
Net Revenues	$16,128	$12,761	26.4%
Gross Profit	$7,635	$5,326	43.4%
Gross Margin	47.3%	41.7%	560 bps
Operating Income	$4,439	$2,419	83.5%
Operating Margin	27.5%	19.0%	850 bps
Net Income (a)	$3,960	$2,000	+98.0%
Diluted Earnings Per Share (b)	$4.19	$2.16	+94.0%

(a)	Following a change in U.S. GAAP reporting guidance effective January 1, 2022, FY 2022 net income does not include phantom interests associated with convertible bonds. Prior year period has not been restated.
(b)	FY 2022 diluted earnings per share includes the full dilutive effect of our outstanding convertible debt, upon adoption on January 1, 2022 of the new U.S. GAAP reporting guidance. Prior year period has not been restated.

Fourth Quarter 2022 Summary Review

Net Revenues By Product Group (US$ m)	Q4 2022	Q3 2022	Q4 2021	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	1,696	1,563	1,226	8.5%	38.4%
Analog, MEMS and Sensors Group (AMS) (a)	1,339	1,380	1,251	-3.0%	7.0%
Microcontrollers and Digital ICs Group (MDG) (a)	1,383	1,374	1,071	0.7%	29.1%
Others	6	4	8	-	-
Total Net Revenues	4,424	4,321	3,556	2.4%	24.4%

(a)	Effective July 1, 2022, the Low Power RF business unit was transferred from AMS (within the Analog sub-group) to MDG (within the Microcontrollers and Memories sub-group). Prior year period has been adjusted accordingly.

Net revenues totaled $4.42 billion, representing a year-over-year increase of 24.4%. On a year-over-year basis, the Company recorded higher net sales in all product groups and sub-groups except the Analog and MEMS sub-groups. Year-over-year net sales to OEMs and Distribution increased 26.8% and 19.5%, respectively. On a sequential basis, net revenues increased 2.4%, 60 basis points above the mid-point of the Company’s guidance. ADG and MDG reported increases in net revenues on a sequential basis, while AMS decreased.

Gross profit totaled $2.10 billion, representing a year-over-year increase of 30.7%. Gross margin of 47.5%, 20 basis points above the mid-point of the Company’s guidance, increased 230 basis points year-over-year, principally due to favorable pricing, improved product mix, positive currency effects, net of hedging, partially offset by the inflation of manufacturing input costs.

Operating income increased 45.4% to $1.29 billion, compared to $885 million in the year-ago quarter. The Company’s operating margin increased 420 basis points on a year-over-year basis to 29.1% of net revenues, compared to 24.9% in the 2021 fourth quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

• Revenue increased in Automotive and in Power Discrete.

• Operating profit increased by 117.9% to $470.2 million. Operating margin was 27.7% compared to 17.6%.

Analog, MEMS and Sensors Group (AMS):

• Revenue increased in Imaging and decreased in Analog and MEMS.

• Operating profit increased by 2.4% to $345.6 million. Operating margin was 25.8% compared to 27.0%.

Microcontrollers and Digital ICs Group (MDG):

• Revenue increased in Microcontrollers and in RF Communications.

• Operating profit increased by 56.6% to $495.3 million. Operating margin was 35.8% compared to 29.5%.

2

Net income increased to $1.25 billion, including a one-time non-cash income tax benefit of $141 million, compared to $750 million in the year-ago quarter, and diluted earnings per share increased to $1.32 compared to $0.82 in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2022	Q3 2022	Q4 2021	Q4 2022	Q4 2021	TTM Change
Net cash from operating activities	1,550	1,651	881	5,202	3,060	+70.0%
Free cash flow (non-U.S. GAAP)	603	676	314	1,591	1,120	+42.1%

Capital expenditure payments, net of proceeds from sales, were $920 million in the fourth quarter and $3.52 billion for the full year 2022. In the respective year-ago periods, capital expenditures, net, were $548 million and $1.83 billion.

Inventory at the end of the fourth quarter was $2.58 billion, compared to $1.97 billion in the year-ago quarter. Days sales of inventory at quarter-end was 101 days compared to 91 days in the year-ago quarter.

Net cash from operating activities was $1.55 billion in the fourth quarter. For the full year 2022, net cash from operating activities increased 70.0% to $5.20 billion, representing 32.3% of total revenues.

Free cash flow (non-U.S. GAAP) was $603 million and $1.59 billion in the fourth quarter and full year, respectively, compared to $314 million and $1.12 billion in the year-ago respective periods.

In the fourth quarter, the Company paid cash dividends to its stockholders totaling $54 million and executed a $87 million share buy-back as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $1.80 billion at December 31, 2022 compared to $1.46 billion at October 1, 2022 and reflected total liquidity of $4.52 billion and total financial debt of $2.72 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2023 first quarter is:

•    Net revenues are expected to be $4.20 billion, a decrease of 5.1% sequentially, plus or minus 350 basis points;

•    Gross margin of 48.0%, plus or minus 200 basis points;

•    This outlook is based on an assumed effective currency exchange rate of approximately $1.06 = €1.00 for the 2023 first quarter and includes the impact of existing hedging contracts.

•    The first quarter will close on April 1, 2023.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter and full year 2022 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until February 10, 2023.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

3

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, (including the military conflict between Russia and the Ukraine), social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our commitment to be carbon neutral by 2027;
•	potential loss of key employees and potential inability to recruit and retain qualified employees as a result of epidemics or pandemics such as the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

4

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the SEC on February 24, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are more than 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(In millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)

Net sales	4,408	3,542
Other revenues	16	14
NET REVENUES	4,424	3,556
Cost of sales	(2,322)	(1,947)
GROSS PROFIT	2,102	1,609
Selling, general and administrative	(378)	(350)
Research and development	(472)	(402)
Other income and expenses, net	35	32
Impairment, restructuring charges and other related closure costs	-	(4)
Total operating expenses	(815)	(724)
OPERATING INCOME	1,287	885
Interest income (expense), net	33	(5)
Other components of pension benefit costs	(3)	(2)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,317	878
Income tax expense	(66)	(127)
NET INCOME	1,251	751
Net income attributable to noncontrolling interest	(3)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1,248	750

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.38	0.83
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.32	0.82

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	944.2	917.7

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(In millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)

Net sales	16,083	12,729
Other revenues	45	32
NET REVENUES	16,128	12,761
Cost of sales	(8,493)	(7,435)
GROSS PROFIT	7,635	5,326
Selling, general and administrative	(1,454)	(1,323)
Research and development	(1,901)	(1,723)
Other income and expenses, net	159	141
Impairment, restructuring charges and other related closure costs	-	(2)
Total operating expenses	(3,196)	(2,907)
OPERATING INCOME	4,439	2,419
Interest income (expense), net	58	(29)
Other components of pension benefit costs	(11)	(10)
Gain (loss) on financial instruments, net	-	(43)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	4,486	2,337
Income tax expense	(520)	(331)
NET INCOME	3,966	2,006
Net income attributable to noncontrolling interest	(6)	(6)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	3,960	2,000

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	4.37	2.21
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	4.19	2.16

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	946.2	924.8

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	October 1,	December 31,
In millions of U.S. dollars	2022	2022	2021
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,258	2,812	3,225
Short-term deposits	581	780	291
Marketable securities	679	496	-
Trade accounts receivable, net	1,970	2,227	1,759
Inventories	2,583	2,381	1,972
Other current assets	734	618	581
Total current assets	9,805	9,314	7,828
Goodwill	297	282	313
Other intangible assets, net	405	438	438
Property, plant and equipment, net	8,201	7,093	5,660
Non-current deferred tax assets	602	526	652
Long-term investments	11	10	10
Other non-current assets	661	615	639
	10,177	8,964	7,712
Total assets	19,982	18,278	15,540

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	175	155	143
Trade accounts payable	2,122	1,867	1,582
Other payables and accrued liabilities	1,385	1,361	1,101
Dividends payable to stockholders	60	114	55
Accrued income tax	95	339	68
Total current liabilities	3,837	3,836	2,949
Long-term debt	2,542	2,476	2,396
Post-employment benefit obligations	331	401	442
Long-term deferred tax liabilities	60	43	64
Other long-term liabilities	454	544	416
	3,387	3,464	3,318
Total liabilities	7,224	7,300	6,267
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 903,865,763 shares outstanding)	1,157	1,157	1,157
Additional paid-in capital	2,631	2,568	2,533
Retained earnings	8,713	7,470	5,223
Accumulated other comprehensive income	460	(93)	496
Treasury stock	(268)	(185)	(200)
Total parent company stockholders' equity	12,693	10,917	9,209
Noncontrolling interest	65	61	64
Total equity	12,758	10,978	9,273
Total liabilities and equity	19,982	18,278	15,540

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2022	Q3 2022	Q4 2021

Net Cash from operating activities	1,550	1,651	881
Net Cash used in investing activities	(924)	(1,851)	(508)
Net Cash used in financing activities	(185)	(5)	(256)
Net Cash increase (decrease)	446	(216)	113

Selected Cash Flow Data (in US$ millions)	Q4 2022	Q3 2022	Q4 2021

Depreciation & amortization	331	312	267
Net payment for Capital expenditures	(920)	(955)	(548)
Dividends paid to stockholders	(54)	(55)	(60)
Change in inventories, net	(125)	(126)	(20)

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	FY 2022	FY 2021
Net Revenues By Market Channel (%)
Total OEM	68%	67%	65%	66%	67%	67%	66%
Distribution	32%	33%	35%	34%	33%	33%	34%

€/$ Effective Rate	1.04	1.08	1.12	1.15	1.17	1.10	1.18

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	1,696	1,563	1,454	1,256	1,226	5,969	4,350
- Operating Income	470	404	359	235	216	1,469	512
Analog, MEMS & Sensors Group (AMS) (a)
- Net Revenues	1,339	1,380	1,115	1,077	1,251	4,911	4,587
- Operating Income	346	376	269	246	337	1,237	1,022
Microcontrollers & Digital ICs Group (MDG) (a)
- Net Revenues	1,383	1,374	1,263	1,208	1,071	5,228	3,802
- Operating Income	495	504	425	407	316	1,830	908
Others (b)
- Net Revenues	6	4	5	5	8	20	22
- Operating Income (Loss)	(24)	(12)	(49)	(11)	16	(97)	(23)
Total
- Net Revenues	4,424	4,321	3,837	3,546	3,556	16,128	12,761
- Operating Income	1,287	1,272	1,004	877	885	4,439	2,419

(a)	Effective July 1, 2022, the Low Power RF business unit was transferred from AMS (within the Analog sub-group) to MDG (within the Microcontrollers and Memories sub-group). Prior periods have been adjusted accordingly.
(b) Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ m)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	FY 2022	FY 2021
Unused Capacity Charges	-	-	13	9	-	22	16
Impairment & Restructuring Charges	-	-	-	-	4	-	2

10

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Dec 31 2022	Oct 1 2022	Jul 2 2022	Apr 2 2022	Dec 31 2021
Cash and cash equivalents	3,258	2,812	3,028	2,828	3,225
Short term deposits	581	780	186	427	291
Marketable securities	679	496	229	139	-
Total liquidity	4,518	4,088	3,443	3,394	3,516
Short-term debt	(175)	(155)	(134)	(140)	(143)
Long-term debt (a)	(2,542)	(2,476)	(2,385)	(2,414)	(2,396)
Total financial debt	(2,717)	(2,631)	(2,519)	(2,554)	(2,539)
Net Financial Position (b)	1,801	1,457	924	840	977

(a)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $1.3 billion equivalent, are currently undrawn.
(b)	Q4, Q3, Q2 and Q1 2022 net financial position includes a $107 million increase in long-term debt following the adoption on January 1, 2022 of the new U.S. GAAP reporting guidance related to convertible debt. Prior year period has not been restated.

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(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, which are considered as temporary financial investments. This definition ultimately results in net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets and net cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by, or used in, financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	FY 2022	FY 2021
Net cash from operating activities	1,550	1,651	1,056	945	881	5,202	3,060
Net cash used in investing activities	(924)	(1,851)	(676)	(1,140)	(508)	(4,591)	(1,518)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits	(23)	876	(150)	277	(59)	980	(422)
Free Cash Flow	603	676	230	82	314	1,591	1,120

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 26, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience